SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Amendment No. 1 to Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

___________________

Foster Wheeler Ltd.
FW Preferred Capital Trust I
Foster Wheeler LLC
(Name of Subject Companies (issuers))

Foster Wheeler Ltd.
(Name of Filing Persons (offeror))

9.00% Preferred Securities, Series I
(Liquidation Amount $25 per Trust Security)
of FW Preferred Capital Trust I
and guaranteed by Foster Wheeler Ltd.
and Foster Wheeler LLC
(Title of Class of Securities)

___________________
302684 20 4
(CUSIP Number of Class of Securities)

Lisa Fries Gardner	Copies to:
c/o Foster Wheeler Inc.	John J. Kelley III
Perryville Corporate Park	Tracy Kimmel
Clinton, New Jersey 08809-4000	King & Spalding LLP
Telephone: (908) 730-4000	1185 Avenue of the Americas
Facsimile: (908) 730-5300	New York, New York 10036
(Name, address, and telephone number of person authorized	556-2100
to receive notices and communications on behalf of filing
persons)

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$86,124,352(1)	$17,225

(1) Estimated solely for the purpose of computing the registration fee. Computed in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based on the aggregate of the market value of the outstanding 9.00% Preferred Securities, Series I issued by FW Capital Trust I (liquidation amount $25 per trust security), ($30.25 per trust security or $86,124,352 in the aggregate, based on the average of the high and low price of the trust securities on June 27, 2005 as quoted on the Over-the-Counter Bulletin Board).

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $17,225

Form or Registration No. Schedule TO (File No. 005-79124) Date Filed: June 30, 2005 Filing Party: Foster Wheeler Ltd.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 1 to Schedule TO relates to the offer by Foster Wheeler Ltd. to exchange its common shares for any and all outstanding 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security) and guaranteed by Foster Wheeler Ltd. and Foster Wheeler LLC, which are referred to as the trust securities. The offer by Foster Wheeler Ltd. is referred to as the exchange offer.

     Subject to the terms and conditions of the exchange offer each holder of trust securities will receive 2.16 common shares, and will forfeit any right to receive accumulated but unpaid dividends for each trust security validly tendered and not withdrawn.

     The exchange offer is subject to the terms and conditions set forth in the Offer to Exchange, dated June 30, 2004, as supplemented by Supplement No. 1 to the Offer to Exchange, dated July 28, 2005, and the related letter of transmittal. The Offer to Exchange, related letter of transmittal and other ancillary documents were attached as exhibits a(1).1-a(1).6 to Foster Wheeler's Schedule TO filed with the Securities and Exchange Commission, or SEC, on June 30, 2005. Supplement No. 1 to the Offer to Exchange is attached to this Amendment No. 1 to Schedule TO as exhibit a(1).7.

     Throughout this Amendment No. 1 to Schedule TO, we refer to the Offer to Exchange, as supplemented by Supplement No. 1 to the Offer to Exchange, as the Offer to Exchange. All information in the Offer to Exchange, including all exhibits thereto and hereto, is hereby expressly incorporated by reference in answer to all items in this Amendment No. 1 to Schedule TO, as applicable.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Exchange in the section entitled "Summary" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The subject company is FW Preferred Capital Trust I. Foster Wheeler Ltd. and Foster Wheeler LLC are also considered subject companies as the exchange offer includes such entities’ respective guarantees of the trust securities. None of Foster Wheeler Ltd., Foster Wheeler LLC, the Trust, or their respective boards of directors, trustees, executive officers, the information agent or the exchange agent makes any recommendation to holders of trust securities as to whether to exchange or refrain from exchanging their trust securities. In addition, no one has been authorized to make any such recommendation. You must make your own decision whether or when to exchange trust securities pursuant to the Exchange Offer and, if so, the aggregate principal amount of trust securities to exchange.

     The information set forth in the Offer to Exchange in the section entitled "Summary" is incorporated herein by reference.

     (b) The subject class of securities is the 9.00% Preferred Securities, Series I issued by FW Preferred Capital Trust I (liquidation amount $25 per trust security) and guaranteed by Foster Wheeler Ltd. and Foster Wheeler LLC. As of June 30, 2005, there were 2,847,086 shares of trust securities outstanding.

     (c) The trust securities are quoted on the Over-the-Counter Bulletin Board under the symbol “FWLRP.OB.” The information set forth in the Offer to Exchange in the section entitled "Market Price Information—Market Prices for the Trust Securities" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Foster Wheeler Ltd. is the filing person. FW Preferred Capital Trust I is a special purpose financing subsidiary of Foster Wheeler LLC. Foster Wheeler LLC is a single member limited liability company and direct wholly owned subsidiary of Foster Wheeler Holdings Ltd. and an indirect wholly owned subsidiary of Foster Wheeler Ltd. The information set forth in the Offer to Exchange in the section entitled "Summary" is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange is incorporated herein by reference.

      (b) No trust securities are to be purchased from any officer, director or affiliate of Foster Wheeler Ltd.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) None.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange in the section entitled "Description of the Exchange Offer—Background and Purpose of the Exchange Offer" is incorporated herein by reference.

     (b) The trust securities acquired pursuant to the exchange offer will be held in treasury until all trust securities are retired.

     (c)(1) In the event that all of the outstanding trust securities are tendered and accepted for exchange in the exchange offer, Foster Wheeler Ltd. and Foster Wheeler LLC intend to retire all trust securities, and after all statutory requirements have been met, to dissolve FW Preferred Capital Trust I.

     (2) None.

     (3) The information set forth in the Offer to Exchange in the sections entitled "Summary,” "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Financial Data" and "Description of the Exchange Offer" is incorporated herein by reference.

     (4) None.

     (5) None.

     (6) The trust securities are currently quoted on the Over-the-Counter Bulletin Board under the symbol of "FWLRP.OB." Assuming all the trust securities are exchanged in the exchange offer, the trust securities will no longer be quoted on the Over-the-Counter Bulletin Board.

     (7) None.

     (8) None.

     (9) The information set forth in the Offer to Exchange in the sections entitled "Summary" and "Description of the Exchange Offer" is incorporated herein by reference.

     (10) In the event that all of the outstanding trust securities are tendered and accepted for exchange in the exchange offer, Foster Wheeler Ltd. and Foster Wheeler LLC intend to retire all trust securities, and after all statutory requirements have been met, to dissolve FW Preferred Capital Trust I.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange in the sections entitled "Summary" and

"Description of the Exchange Offer" is incorporated herein by reference.

     (b) None.

     (d) None.

Item 8. Interest in Securities of the Subject Company.

     (a) None.

     (b) None. As of the date hereof, Foster Wheeler Ltd. has no current plan or intention with respect to future purchases of trust securities.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

     (a) The information set forth in the Offer to Exchange in the sections entitled "Description of the Exchange Offer—Exchange Agent," "—Information Agent," "—Financial Advisor," and —Other Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

     (a)-(b) The information set forth in the Offer to Exchange in the sections entitled "Capitalization," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Financial Data" and "Ratio of Earnings to Fixed Charges" is incorporated herein by reference. The financial statements and related footnotes contained in each of the following reports filed by Foster Wheeler Ltd. with the SEC are also incorporated herein by reference:

  Annual report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005, as amended by Form 10-K/A filed on May 20, 2005; and
  Quarterly report on Form 10-Q for the quarter ended April 1, 2005 filed on May 11, 2005.

     You may read and copy any document Foster Wheeler Ltd. files at the SEC's website containing reports, proxy and information statements and other information. The website address is http://www.sec.gov.

Item 11. Additional Information.

     (a)(1) None.

     (a)(2) The information set forth in the Offer to Exchange is incorporated herein by reference.

     (a)(3) Not applicable.

     (a)(4) Not applicable.

     (a)(5) None.

     (b) The information set forth in the Offer to Exchange is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

99(a)(1).1	Offer to Exchange. Filed as Exhibit 99(a)(1).1 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).2	Letter of Transmittal. Filed as Exhibit 99(a)(1).2 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).3	Notice of Guaranteed Delivery. Filed as Exhibit 99(a)(1).3 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Filed as Exhibit 99(a)(1).4 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).5	Letter to Clients. Filed as Exhibit 99(a)(1).5 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).6	Instruction to Registered Holder. Filed as Exhibit 99(a)(1).6 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).7	Supplement No. 1 to Offer to Exchange, dated July 28, 2005

99(a)(2)	Not applicable.
99(a)(3)	Not applicable.
99(a)(4)	Not applicable.

99(a)(5)	Press release dated June 30, 2005. Filed as Exhibit 99(a)(5) to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(5).1	Press release dated July 28, 2005.

99(b)	Not applicable.

99(d)(1)	Form of Lock-up Agreement. Filed as Exhibit 99(d)(1) to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.

99(g)	Not applicable
99(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOSTER WHEELER LTD.

/s/ John T. La Duc

John T. La Duc
Executive Vice President and
Chief Financial Officer

July 28, 2005

Exhibit No.	Description

99(a)(1).1	Offer to Exchange. Filed as Exhibit 99(a)(1).1 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).2	Letter of Transmittal. Filed as Exhibit 99(a)(1).2 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).3	Notice of Guaranteed Delivery. Filed as Exhibit 99(a)(1).3 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Filed as Exhibit 99(a)(1).4 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).5	Letter to Clients. Filed as Exhibit 99(a)(1).5 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).6	Instruction to Registered Holder. Filed as Exhibit 99(a)(1).6 to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(1).7	Supplement No. 1 to Offer to Exchange, dated July 28, 2005
99(a)(2)	Not applicable.
99(a)(3)	Not applicable.
99(a)(4)	Not applicable.

99(a)(5)	Press release dated June 30, 2005. Filed as Exhibit 99(a)(5) to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.
99(a)(5).1	Press release dated July 28, 2005.

99(b)	Not applicable.

99(d)(1)	Form of Lock-up Agreement. Filed as Exhibit 99(d)(1) to Foster Wheeler’s Schedule TO filed June 30, 2005, and incorporated herein by reference.

99(g)	Not applicable
99(h)	Not applicable.